Exhibit 99.1

To the shareholders of

NewcelX AG, Kloten, Switzerland

Zurich, June 5, 2026

Invitation to the Ordinary Shareholders’ Meeting of NewcelX AG, Kloten, Switzerland

Dear Shareholder,

The board of directors of NewcelX AG (the “Board of Directors”), with registered office at Hohstrasse 1, 8302 Kloten, Switzerland (the “Company”) is pleased to invite you to the ordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

–	Date:	June 30, 2026
−	Doors open:	13:45 (CEST)
–	Meeting time:	14:00 (CEST)
−	Place:	At the premises of Baker McKenzie Switzerland AG,
Holbeinstrasse 30, 8034 Zurich, Switzerland

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.      Re-election of the independent proxy

Explanation: The Board of Directors is of the opinion that the current independent proxy should be re-elected. KBT Treuhand AG is independent and well acquainted with the procedures of acting as an independent proxy. Nothing has come to the attention of the Board of Directors that the performance of the independent proxy in the past year has not been satisfactory. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes to re-elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland, as independent proxy until the next ordinary shareholders’ meeting.

2.      Approval of the statutory financial statements of the Company for the business year 2025

Explanation: In the opinion of the Board of Directors the statutory financial statements have been prepared in compliance with the applicable accounting standards and the Swiss Code of Obligations, as applicable. The financial statements were further audited by the Company’s auditors and opined upon without qualifications. Further, the Board of Directors is of the opinion that there are no specific facts included in the statutory financial statements that would warrant a specific and separate discussion. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below. The financial statements 2025 are available for inspection from 9 June 2026 at the Company’s registered office. Further, electronic copies are available on the Company’s website.

Proposal: The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2025.

3.      Advisory Vote Compensation Report 2025

Explanation: The Board of Directors is of the opinion that the compensation report has been prepared in compliance with the Swiss Code of Obligations, as applicable, and in compliance with the applicable requirements on the compensations awarded. The compensation report was audited by the Company’s auditors and opined upon without qualifications. Further, the Board of Directors is of the opinion that there are no specific facts included in the compensation report that would warrant a specific and separate discussion. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below. The compensation report 2025 is available for inspection from 9 June 2026, at the Company’s registered office. Further, electronic copies are available on the Company’s website.

Proposal: The Board of Directors proposes, based on an advisory vote, the approval of the compensation report for the business year 2025.

4.      Appropriation of the Balance Sheet Results 2025

Explanation: The Company had an operating loss during the financial year 2025 and an accumulated loss as of 31 December 2025 of CHF–38,642,417. There are no available earnings to distribute and any such distribution would not be in line with the Company’s purpose and goals. Therefore, the board of directors proposes to carry forward the accumulated loss as of 31 December 2025 to the new financial year.

Proposal: The Board of Directors proposes that the shareholders approve that the net loss of CHF - 38,642,417 for the business year 2025 is added to the loss brought forward of CHF-52,226,674 resulting in a new balance of loss brought forward of CHF-90,869,091.

5.      Discharge of the Members of the Board of Directors and the Executive Management

Explanation: The Board of Directors is of the opinion that the performance of each member of the Board of Directors, each member of the Executive Management, as well as all other persons involved in the management of the Company during the financial year 2025 warrant the granting of the discharge by the shareholders for the same time period. Nothing has come to the attention of the Board of Directors that would reasonably lead to a different conclusion. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2025.

6.      Re-election of the members of the Board of Directors

Explanation: The Board of Directors deems the current composition of the Board of Directors to be well suited to the Company’s needs and that it allows an efficient and well-rounded cooperation within the Board of Directors. Furthermore, all current members of the Board of Directors stand for re-election and no new members of the Board of Directors have been proposed or requested in the past year. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes (i) to re-elect Ronen Twito as Chairman of the Board of Directors and (ii) to individually re-elect Alexander Zwyer, Tamar Galili, Eran Iohan, Michel Revel, Olivier Samuel and Liora Oren as members of the Board of Directors for a term lasting until the next ordinary shareholders’ meeting.

7.      Re-election of the members of the Compensation, Nomination and Governance Committee

Explanation: The Board of Directors believes the current compensation, nomination and governance committee to be well suited to the Company’s needs. As the current members of the compensation, nomination and governance committee stand for re-election, the Board of Directors believes that another year with the current compensation, nomination and governance committee would be in the best interest of the Company. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes that the following persons shall be re-elected individually as members of the compensation, nomination and governance committee for a term lasting until the next ordinary shareholders’ meeting:

Mr. Olivier Samuel

Mr. Eran Iohan

Ms. Liora Oren

8.      Re-election of the Auditor

Explanation: The Board of Directors is of the opinion that the current auditor should be re-elected. Avanta Audit AG is independent and well acquainted with the tasks and procedures of acting as statutory auditors. Nothing has come to the attention of the Board of Directors that the performance of the auditors in the past year has not been satisfactory. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes to re-elect Avanta Audit AG, Baar, as auditor of the Company for a term of office lasting until the next ordinary shareholders’ meeting.

9.      Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the fixed remuneration for the members of the Board of Directors as proposed is appropriate in light of the work expected to be provided by the members of the Board of Directors and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes the approval of the maximum aggregate amount of CHF 180,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

10.    Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the equity compensation for the members of the Board of Directors as proposed is appropriate in light of the work expected to be provided by the members of the Board of Directors and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

11.    Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2027

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the fixed compensation for the Executive Management as proposed is appropriate in light of the work expected to be provided by the members of the Executive Management and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes the approval of the maximum aggregate amount of CHF 1,955,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2027.

12.    Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2027

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the variable compensation for the Executive Management as proposed is appropriate in light of the work expected to be provided by the members of the Executive Management and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes the approval of the maximum aggregate amount of CHF 675,000 (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2027.

13.    Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2027

Explanation: The Board of Directors, based on the recommendations of the compensation committee, believes that the equity compensation for the Executive Management as proposed is appropriate in light of the work expected to be provided by the members of the Executive Management and is further in line with the principles of remuneration set out in the Company’s articles of association. Therefore, the Board of Directors makes the proposal to the ordinary shareholders’ meeting indicated below.

Proposal: The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 1,189,000 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2027.

Explanation to agenda Items 14 – 19 ordinary capital increases

Explanation: To allow for a flexible implementation of the proposed ordinary capital increases in several tranches, the Board of Directors proposes to structure the capital increase in up to six tranches with an aggregate maximum amount of CHF 50,000 per tranche (agenda items 14 – 19). Each tranche represents a separate ordinary capital increase and may be implemented independently and at different points in time within the statutory period. There is no obligation to implement any or all of the tranches. This structure enables the Company to access capital efficiently while retaining flexibility with respect to timing, allocation and pricing. All capital increases will be effected against cash contributions. The subscription rights of existing shareholders will be excluded for good cause within the meaning of Art. 652b CO.

14.    Ordinary Capital Increase — Tranche A

Explanation: See explanation to agenda Items 14 – 19.

Proposal: The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche A Shares”)) and to issue these Tranche A Shares at the following terms:

1. Total nominal value of the capital increase:	A maximum of CHF 50,000.
2. Amount to pay in:	A maximum of CHF 50,000 (i.e. 100%).
3. Number, nominal value and type of the new shares:	A maximum of 1,000,000 registered common shares with a nominal value of CHF 0.05.
4. Privileges of any class of shares:	The Tranche A Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Tranche A Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Tranche A Shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause, namely to enable the Company to raise capital efficiently and within a short time frame, in particular in connection with the tranche-based financing of the Company and the targeted participation of new investors, within the meaning of Art. 652b CO.

9. Transfer restrictions:	Transfer restrictions as set out in the Articles of Association.

The Board of Directors may decide not to implement this tranche if not required.

15.    Ordinary Capital Increase — Tranche B

Explanation: See explanation to agenda Items 14 – 19.

Proposal: The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche B Shares”)) and to issue these Tranche B Shares at the following terms:

1. Total nominal value of the capital increase:	A maximum of CHF 50,000.
2. Amount to pay in:	A maximum of CHF 50,000 (i.e. 100%).
3. Number, nominal value and type of the new shares:	A maximum of 1,000,000 registered common shares with a nominal value of CHF 0.05.
4. Privileges of any class of shares:	The Tranche B Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Tranche B Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Tranche B Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause, namely to enable the Company to raise capital efficiently and within a short time frame, in particular in connection with the tranche-based financing of the Company and the targeted participation of new investors, within the meaning of Art. 652b CO.

9. Transfer restrictions:	Transfer restrictions as set out in the Articles of Association.

The Board of Directors may decide not to implement this tranche if not required.

16.    Ordinary Capital Increase — Tranche C

Explanation: See explanation to agenda Items 14 – 19.

Proposal: The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche C Shares”)) and to issue these Tranche C Shares at the following terms:

1. Total nominal value of the capital increase:	A maximum of CHF 50,000.
2. Amount to pay in:	A maximum of CHF 50,000 (i.e. 100%).
3. Number, nominal value and type of the new shares:	A maximum of 1,000,000 registered common shares with a nominal value of CHF 0.05.

4. Privileges of any class of shares:	The Tranche C Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Tranche C Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Tranche C Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause, namely to enable the Company to raise capital efficiently and within a short time frame, in particular in connection with the tranche-based financing of the Company and the targeted participation of new investors, within the meaning of Art. 652b CO.

9. Transfer restrictions:	Transfer restrictions as set out in the Articles of Association.

The Board of Directors may decide not to implement this tranche if not required.

17.    Ordinary Capital Increase Tranche — D

Explanation: See explanation to agenda Items 14 – 19.

Proposal: The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche D Shares”)) and to issue these Tranche D Shares at the following terms:

1. Total nominal value of the capital increase:	A maximum of CHF 50,000.
2. Amount to pay in:	A maximum of CHF 50,000 (i.e. 100%).
3. Number, nominal value and type of the new shares:	A maximum of 1,000,000 registered common shares with a nominal value of CHF 0.05.
4. Privileges of any class of shares:	The Tranche D Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Tranche D Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Tranche D Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause, namely to enable the Company to raise capital efficiently and within a short time frame, in particular in connection with the tranche-based financing of the Company and the targeted participation of new investors, within the meaning of Art. 652b CO.

9. Transfer restrictions:	Transfer restrictions as set out in the Articles of Association.

The Board of Directors may decide not to implement this tranche if not required.

18.    Ordinary Capital Increase Tranche — E

Explanation: See explanation to agenda Items 14 – 19.

Proposal: The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche E Shares”)) and to issue these Tranche E Shares at the following terms:

1. Total nominal value of the capital increase:	A maximum of CHF 50,000.
2. Amount to pay in:	A maximum of CHF 50,000 (i.e. 100%).
3. Number, nominal value and type of the new shares:	A maximum of 1,000,000 registered common shares with a nominal value of CHF 0.05.
4. Privileges of any class of shares:	The Tranche E Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Tranche E Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Tranche E Shares will be eligible to dividend payments as of their registration in the commercial register.
8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause, namely to enable the Company to raise capital efficiently and within a short time frame, in particular in connection with the tranche-based financing of the Company and the targeted participation of new investors, within the meaning of Art. 652b CO.

9. Transfer restrictions:	Transfer restrictions as set out in the Articles of Association.

The Board of Directors may decide not to implement this tranche if not required.

19.    Ordinary Capital Increase Tranche — F

Explanation: See explanation to agenda Items 14 – 19.

Proposal: The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche F Shares”)) and to issue these Tranche F Shares at the following terms:

1. Total nominal value of the capital increase:	A maximum of CHF 50,000.
2. Amount to pay in:	A maximum of CHF 50,000 (i.e. 100%).
3. Number, nominal value and type of the new shares:	A maximum of 1,000,000 registered common shares with a nominal value of CHF 0.05.
4. Privileges of any class of shares:	The Tranche F Shares do not grant any preferential rights.
5. Issue price:	The Board of Directors is authorized to set the issue price of the Tranche F Shares.
6. Payment of issue price:	The issue price will be paid in cash by wire transfer.
7. Start of right to dividends:	The Tranche F Shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:

The subscription rights of the shareholders are excluded for good cause, namely to enable the Company to raise capital efficiently and within a short time frame, in particular in connection with the tranche-based financing of the Company and the targeted participation of new investors, within the meaning of Art. 652b CO.

9. Transfer restrictions:	Transfer restrictions as set out in the Articles of Association.

The Board of Directors may decide not to implement this tranche if not required.

20.    Amendment of article 3a of the articles of association

Explanation: The Company currently has a capital band pursuant to article 3a of the articles of association (“Articles”). In light of the proposed tranche-based capital increases (agenda items 14 – 19) and the Company’s anticipated future financing needs, the Board of Directors considers it appropriate to adjust the existing capital band.

The adjustment of the capital band will provide the Board of Directors with additional flexibility to raise capital efficiently and to implement further equity financings without the need for additional shareholders’ meetings.

Proposal: The Board of Directors proposes to adjust the capital band and for this purpose, to amend Article 3a of the Company’s Articles as follows:

Art. 3a — Kapitalband	Art. 3a — Capital Band

Die Gesellschaft verfügt über ein Kapitalband mit einer oberen Grenze von CHF 517’275.00 und einer unteren Grenze von CHF 172’425.00. Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 19. August 2030 (a) das Aktienkapital um maximal CHF 172’425.00 einmal oder mehrmals und in beliebigen Beträgen zu erhöhen und (b) das Aktienkapital und/oder das Partizipationskapital einmal oder mehrmals in beliebigen Beträgen zu reduzieren, und zwar durch Vernichtung von oder Reduktion des Nennwerts der Namenaktien (Stammaktien), Vorzugsaktien und/oder Partizipationsscheinen, je mit einem Nennwert von CHF 0.05, bis zur unteren Grenze. Die Kapitalerhöhung kann durch Ausgabe von bis zu 3’448’500 vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF 0.05 bis zur oberen Grenze des Kapitalbands erfolgen.

The Company has a capital band with an upper limit of CHF 517,275.00 and a lower limit of CHF 172,425.00. The board of directors is authorized at any time until August 19, 2030 (a) to increase the share capital by a maximum of CHF 172,425.00 once or several times and in any amount and (b) to reduce the share capital and/or the participation capital once or several times in any amount, by cancelling or reducing the par value of the registered shares (common shares), the preferred shares and/or the participation certificates, each with a par value of CHF 0.05, to the lower limit. The capital increase may be effected by issuing up to 3,448,500 fully paid registered shares (common shares) with a par value of CHF 0.05 each up to the upper limit of the capital band.

Bei einer Kapitalherabsetzung darf der Herabsetzungsbetrag nach dem Entscheid des Verwaltungsrats an die Aktionäre ganz oder teilweise ausgeschüttet und/oder in die Reserven gebucht werden. Bei einer Reduktion des Aktienkapitals und/oder des Partizipationskapitals nach Absatz 1 erhöhen sich die Anzahl Titel, um die eine Kapitalerhöhung möglich ist, entsprechend und umgekehrt. Die Ermächtigung des Verwaltungsrats zur Herabsetzung des Kapitals beinhaltet das Recht, mehr als 10% des Aktienkapitals oder des Partizipationskapitals zurückzukaufen, sofern der Verwaltungsrat vor dem Rückkauf einen entsprechenden Herabsetzungsbeschluss gestützt auf diesen Artikel fällt.

In the event of a capital reduction, the reduction amount may be distributed to the shareholders in full or in part and/or booked to the reserves in accordance with the decision of the Board of Directors. If the share capital and/or the participation capital is reduced in accordance with paragraph 1, the number of securities by which a capital increase is possible shall increase accordingly and vice versa. The authorization of the Board of Directors to reduce the capital includes the right to buy back more than 10% of the share capital or the participation capital, provided that the Board of Directors passes a corresponding reduction resolution based on this article prior to the buyback.

Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung nach Artikel 3b oder 3c dieser Statuten, so erhöht sich die obere und die untere Grenze des Kapitalbands automatisch entsprechend dem Umfang der Erhöhung des Aktienkapitals.

Der Verwaltungsrat erlässt die notwendigen Bestimmungen, soweit sie nicht im Ermächtigungsbeschluss der Generalversammlung enthalten sind.

If the share capital increases due to a conditional capital increase pursuant to article 3b or 3c of these Articles of Incorporation, the upper and the lower limit of the capital band shall increase automatically in accordance with the amount of the increase of the share capital.

The board of directors shall issue the necessary regulations insofar as they are not included in the authorizing resolution of the shareholders’ meeting.

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen (einschliesslich der Umwandlung von frei verwendbarem Eigenkapital und der Verrechnungsliberierung), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Der Verwaltungsrat kann neue Aktien mittels Festübernahme durch ein Finanzinstitut, ein Konsortium von Finanzinstituten oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben sind oder nicht gültig ausgeübt werden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

The board of directors shall determine the issue price, the type of contribution (including the conversion of freely disposable equity capital and the setting-off against liabilities), the date of issue, the conditions for the exercise of pre-emptive rights and the start date for dividend entitlement. The board of directors may issue new shares by means of an underwriting by a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been excluded or not been duly exercised). The board of directors is authorized to permit, restrict or exclude the trade with pre-emptive rights. It may permit pre-emptive rights that have not been exercised to expire, or it may place such rights or shares with respect to which pre-emptive rights have been granted, but not exercised, at market conditions or use them otherwise in the interest of the Company.

Der Verwaltungsrat ist überdies berechtigt, das Bezugsrecht der Aktionäre und Partizipanten ganz oder zum Teil auszuschliessen und Dritten zuzuweisen,	Furthermore, the Board of Directors is entitled to exclude the shareholders’ and the participation certificate holders’ subscription rights in whole or in part and to allocate them to third parties,
a) zur Beteiligung von strategischen Partnern; oder	a) for the participation of strategic partners; or
b) zur Übernahme von Produkten, Lizenzen, Immaterialgüterrechten, Unternehmen, Unternehmensanteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung derartiger Transaktionen; oder	b) for the acquisition of products, licenses, businesses, intellectual property rights, shares or interests in businesses, or for the financing or refinancing of such transactions; or
c) zur Ablösung von bestehenden Finanzierungen; oder	c) to replace existing financing; or
d) zur raschen und flexiblen Beschaffung von Eigenkapital durch eine Aktienplatzierung, welche ohne Entzug des Bezugsrechts nur schwer oder gar nicht möglich wäre; oder	d) for the rapid and flexible raising of equity capital through a share placement which would be difficult or impossible to achieve without the exclusion of subscription rights; or
e) zur Schaffung von Reserveaktien, die für die oben genannten Zwecke oder zur Unterlegung von zu Marktbedingungen ausgegebenen Finanzinstrumenten vorgesehen sind; oder	e) to create reserve shares for the above purposes or to back financial instruments issued at market conditions; or
f) zur Bedienung von zu Marktbedingungen ausgegebenen Finanzinstrumenten; oder	f) to service financial instruments issued at market conditions; or

g) um regulatorischen Anforderungen, die die Wahrnehmung des Bezugsrechts erschweren oder verunmöglichen, zu genügen; oder	g) to comply with regulatory requirements that render it difficult or impossible to exercise subscription rights; or

h)      zur Schaffung eines (möglicherweise variablen) Bestandes an Aktien, der für die Aktienleihe im Zusammenhang mit von der Gesellschaft ausgegebenen oder garantierten Finanzinstrumenten, namentlich Wandelanleihen, bestimmt ist; oder

h) to create a (possibly variable) portfolio of shares intended for stock lending in connection with financial instruments issued or guaranteed by the Company, in particular convertible bonds; or
i) zur Finanzierung einer Transaktion durch einen Aktientausch; oder	i) to finance a transaction through an exchange of shares; or
j) für die Erweiterung des Aktionärskreises in bestimmten Investorenmärkten oder im Zusammenhang mit der Zulassung der Aktien an ausländischen Handelsplätzen; oder	j) for the expansion of the shareholder base in certain investor markets or in connection with the admission of the shares to trading on foreign stock exchanges; or

k)      zur Beteiligung von Mitarbeitenden oder Verwaltungsratsmitgliedern oder Beiräten, namentlich durch Bedienung von Rechten zum Erhalt von Aktien, welche Rechte von Bed-ingungen oder Ablauf von Zeitspannen abhängig sind; oder

k)      for the participation of employees or members of the Board of Directors or Advisory Board, in particular by servicing rights to receive shares, which rights are subject to conditions or the expiry of time periods; or

l) zur Ermöglichung der Rücknahme von Partizipationsscheinen und Vorzugsaktien gegen Ausgabe neuer Estimation an die Partizipanten respektive Vorzugsaktionäre, die diese Rücknahme ermöglichen.

l)       to allow the taking back of participation certificates and preferred shares against the issuance of new common shares to the participation certificate holders or preferred shareholders that return their participation certificates or preferred shares.

21.    Amendment of article 3c of the Articles

Explanation: The Company currently has conditional share capital pursuant to articles 3b and 3c of the Articles. In light of the existing conditional share capital, the Board of Directors considers it appropriate to adjust the conditional share capital pursuant to article 3c in order to reflect the Company’s current capital structure.

The proposed adjustment provides the Board of Directors with sufficient flexibility to issue shares.

Proposal: The Board of Directors proposes to adjust the conditional share capital and for this purpose, to amend Article 3c of the Company’s Articles as follows:

Art. 3c — Bedingtes Aktienkapital für Aktionärsoptionen	Art. 3c — Conditional Share Capital for Shareholders’ Options

Das Aktienkapital wird im Maximalbetrag von CHF 149’925 durch Ausgabe von höchstens 2’998’500 vollständig zu liberierenden Namenaktien (Stammaktien) mit einem Nennwert von je CHF 0.05 erhöht durch Ausübung von Optionsrechten mit einer maximalen Laufzeit von 10 Jahren, welche in Verbindung mit einem öffentlichen Angebot der Gesellschaft und Kotierung von Aktien Aktionären eingeräumt werden oder anstelle von Aktien bei bestehenden Stimmrechtsgrenzen gewährt werden oder die im Zusammenhang mit oder zur Deckung von Finanzierungsverpflichtungen gewährt werden.

The Company’s share capital shall be increased by a maximum amount of CHF 149,925 through the issuance of not more than 2,998,500 registered shares (common shares), with a nominal value of CHF 0.05 each by the exercise of option rights, with a term of not more than ten years, which are granted to shareholders in connection with a public offer of the Company and the listing of shares or which are granted instead of shares in case of existing voting rights limitations or which are granted in connection with or to cover financing commitments.

Das Vorwegzeichnungsrecht und das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Ausgabebetrag der neuen Namenaktien entspricht mindestens dem Nominalwert und wird in bar oder Verrechnung liberiert. Der Verwaltungsrat regelt die übrigen Bedingungen und Voraussetzungen für die Ausübung der Optionsrechte.

Die Ausübung der Optionsrechte und des Verzichts auf diese Rechte erfolgt schriftlich oder elektronisch. Die elektronische Ausübung oder der elektronische Verzicht bedarf keiner qualifizierter elektronischer Signatur.

The pre-emptive rights and subscription rights of shareholders are excluded. The issue price of the new registered shares shall correspond at least to the par value and shall be paid in cash or by offsetting of claims. The board of directors shall determine the other conditions and prerequisites for the exercise of the options.

The exercise of the option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

In all other respects, the existing provisions of the articles of association shall remain unchanged.

*******

[voting instructions follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the ordinary shareholders’ meeting:

1.      Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of June 5, 2026, 11:59 pm CEST (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this ordinary shareholders’ meeting.

During the period from June 5, 2026, until and including June 30, 2026, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this ordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.      Personal Participation

Shareholders are kindly requested to return to NewcelX AG, Alexander Zwyer per postal mail (Hohstrasse 1, 8302 Kloten, Switzerland) or e-mail: (alexz@newcelx.com) the attached registration form (Appendix 1) duly completed and signed latest until June 26, 2026 (received by 11:59 pm CEST).

3.      Representation

In the event that you do not intend to participate personally in this ordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland or a third party (who need not be a shareholder). The respective power of attorney (proxy card) (“the Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this ordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to the independent proxy. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or if shares are directly held in VStock Transfer, LLC by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card).

Shareholders who hold shares through a bank or broker should follow the instructions provided by their bank or broker. Shareholders holding shares outside the dematerialized share system are requested to submit their voting instructions directly to the independent proxy.

Voting instructions must be given no later than June 26, 2026 (received by 11:59 pm CEST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the ordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the ordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NewcelX AG

Ronen Twito

Chairman of the Board of Directors

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) June 28, 2026. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Ordinary Shareholders’ Meeting Proxy Card - NewcelX Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends a vote “FOR” all listed Proposals. FOR AGAINST ABSTAIN 1. Re-election of the independent proxy The Board of Directors proposes to re-elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland, as independent proxy until the next ordinary shareholders’ meeting. 2. Approval of the statutory financial statements of the Company for the business year 2025 The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2025. 3. Advisory Vote Compensation Report 2025 The Board of Directors proposes, based on an advisory vote, the approval of the compensation report for the business year 2025. 4. Appropriation of the Balance Sheet Results 2025 The Board of Directors proposes that the shareholders approve that the net loss of CHF - 38,642,417 for the business year 2025 is added to the loss brought forward of CHF -52,226,674 resulting in a new balance of loss brought forward of CHF -90,869,091. 5. Discharge of the Members of the Board of Directors and the Executive Management The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2025. 6. Re-election of the members of the Board of Directors The Board of Directors proposes (i) to re-elect Ronen Twito as Chairman of the Board of Directors and (ii) to individually re-elect Alexander Zwyer, Tamar Galili, Eran Iohan, Michel Revel, Olivier Samuel and Liora Oren as members of the Board of Directors for a term lasting until the next ordinary shareholders’ meeting. 6.01 Mr. Ronen Twito as chairman of the Board of Directors 6.02 Mr. Alexander Zwyer as member of the Board of Directors 6.03 Ms. Tamar Galili as member of the Board of Directors 6.04 Mr. Eran Iohan as member of the Board of Directors 6.05 Prof. Michel Revel as member of the Board of Directors 6.06 Mr. Olivier Samuel as member of the Board of Directors 6.07 Ms. Liora Oren as member of the Board of Directors 7. Re-election of the members of the Compensation, Nomination and Governance Committee The Board of Directors proposes that the following persons shall be re-elected individually as members of the compensation, nomination and governance committee for a term lasting until the next ordinary shareholders’ meeting: 7.01 Mr. Olivier Samuel 7.02 Mr. Eran Iohan 7.03 Ms. Liora Oren 8. Re-election of the Auditor The Board of Directors proposes to re-elect Avanta Audit AG, Baar, as auditor of the Company for a term of office lasting until the next ordinary shareholders’ meeting. 9. Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office The Board of Directors proposes the approval of the maximum aggregate amount of CHF 180,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting. 10. Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444,000 (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting. (TO BE SIGNED ON REVERSE)

NEWCELX LTD. Ordinary Shareholders’ Meeting June 30, 2026 The undersigned, a shareholder of NewcelX Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich as independent proxy; or (full name and address) proxy of the undersigned, with full power of substitution, for and as in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the extraordinary general meeting of shareholders of the Company to be held on June 30, 2026, at the premises of Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, at 2 p.m. CEST (8 a.m. EDT), or at any adjournment(s) or postponement(s) thereof, with respect to all of the common shares of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 21. For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card. This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof. PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED. DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 11. Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2027 FOR AGAINST ABSTAIN The Board of Directors proposes the approval of the maximum aggregate amount of CHF 1,955,000 (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2027. 12. Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2027 The Board of Directors proposes the approval of the maximum aggregate amount of CHF 675,000 (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2027. 13. Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2027 The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 1,189,000 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2027. 14. Ordinary Capital Increase – Tranche A The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche A Shares”)) and to issue these Tranche A Shares at the terms provided in the invitation. 15. Ordinary Capital Increase - Tranche B The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche B Shares”)) and to issue these Tranche B Shares at the terms provided in the invitation. 16. Ordinary Capital Increase - Tranche C The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche C Shares”)) and to issue these Tranche C Shares at the terms provided in the invitation. 17. Ordinary Capital Increase - Tranche D The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche D Shares”)) and to issue these Tranche D Shares at the terms provided in the invitation. 18. Ordinary Capital Increase - Tranche E The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche E Shares”)) and to issue these Tranche E Shares at the terms provided in the invitation. 19. Ordinary Capital Increase - Tranche F The Board of Directors proposes, as part of the tranche-based capital increase described, to increase the share capital of the Company, by way of an ordinary capital increase, by a maximum of CHF 50,000 (i.e., via the issuance of a maximum of 1,000,000 fully paid-in registered shares in the Company with a nominal value of CHF 0.05 each (the “Tranche F Shares”)) and to issue these Tranche F Shares at the terms provided in the invitation. 20. Amendment of article 3a of the articles of association The Board of Directors proposes to adjust the capital band and for this purpose, to amend Article 3a of the Company’s Articles as detailed in the invitation. 21. Amendment of article 3c of the Articles The Board of Directors proposes to adjust the conditional share capital and for this purpose, to amend Article 3c of the Company’s Articles as detailed in the invitation. Date Signature Signature, if held jointly To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00